Snipp Signs MSA With CLS Holdings USA, Inc., to Implement a Customer

Retention and Management Platform Across Its Future Portfolio of Cannabis

Dispenseries

TORONTO, May 23, 2018 -- Snipp Interactive Inc. ("Snipp" or the “Company”) (OTCQB:SNIPF) (TSX-V:SPN), a global provider of digital marketing promotions, rebates and loyalty solutions, today announced that it has signed a Master Services Agreement (“MSA”) with CLS HOLDINGS USA, (“CLS”) who is in the process of finalizing its purchase of Oasis Cannabis a "seed to sale" company focusing on Cultivation, Production and Dispensaries. CLS showed interest in the Company’s solutions by signing up on its recently launched Cannabis Marketing Resource Center (“CMRC”).

In addition, CLS is the developer of a proprietary patent-pending extraction and conversion methodology that has potential to increase yield and quality of cannabinoid oils extracted from cannabis plants. CLS is in the process of expanding its business strategy to include cultivation, production, and retail dispensaries, and is currently in the process of acquiring Oasis Cannabis, a licensed Las Vegas based vertically integrated cannabis company. To learn more visit https://www.clsholdingsinc.com

Snipp will, pursuant to the MSA, implement a customer retention and management platform covering all CLS locations across Snipp’s, SnippCheck, SnippRewards and SnippLoyalty platforms. Snipp will leverage the accumulated knowledge and deep expertise it has acquired in designing and launching marketing programs in other highly regulated industries like Pharma, Alcohol and tobacco to help CLS run effective and legally compliant promotion and loyalty programs to meet their marketing objectives.

“We have explored a number of loyalty platforms and after extensive review and consultation with Snipp have concluded that Snipp’s robust and highly flexible platform allows us to deploy a system that we can leverage as we grow the CLS platform” said Jeff Binder, CEO of CLS.

“We are energized by the interest received in our platform and expertise by entities in the cannabis industry. Clearly there is a need that is currently unmet for flexible marketing solutions that can be leveraged across the industry ecosystem and we hope to be the go to resource that fills that need. CLS is a great example of a forward looking company that intends to run a vertically integrated business that is already thinking through the finer points of their future business and operating model” said Atul Sabharwal, CEO of Snipp.

Visit the Snipp website at http://www.snipp.com/ for Snipp’s full suite of solutions and examples of Snipp programs.

For those interested visit http://www.snipp.com/cmrc to sign up for Snipp’s Cannabis Marketing Resource Center to gain valuable marketing insights on attracting and retaining customers

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Toronto, Canada with offices across the United States, Canada, Ireland, Europe, and India. The company is publicly listed on the OTCQB, of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016. SNIPP IS RANKED AMONGST THE TOP 500 FASTEST GROWING COMPANIES IN NORTH AMERICA On Deloitte’s 2017 Technology Fast 500™ List, for the second year in a row.

About Oasis Cannabis (http://oasiscannabis.com)

Oasis Cannabis has operated a cannabis dispensary in the Las Vegas market since dispensaries first opened in Nevada in 2015 and has been recognized as one of the top marijuana retailers in the state. Its location within walking distance to the Las Vegas Strip and Downtown Las Vegas in combination with its delivery service to residents allows it to efficiently serve both locals and tourists in the Las Vegas area. The company recently commenced wholesale offerings of cannabis in Nevada with the launch of its City Trees brand of cannabis concentrates and cannabis-infused products in August 2017. An expansion of its cultivation and production facility is currently underway and is expected to be completed during the second half of 2018.

About CLS Holdings USA, Inc. (www.clsholdingsinc.com)

CLS Holdings USA, Inc. (CLSH) plans to become a diversified cannabis company and is shifting its corporate strategy to becoming a fully licensed integrated cannabis producer and retailer in Nevada and other states.

CLS stands for "Cannabis Life Sciences," in recognition of the Company's patent pending proprietary method of extracting various cannabinoids from the marijuana plant and converting them into products with a higher level of quality and consistency. The Company's business model includes licensing operations, processing operations, processing facilities, sale of products, brand creation and consulting services.

For additional information, please visit: http://www.clsholdingsinc.com

Disclaimer

CLS has executed a definitive agreement to acquire the Oasis Cannabis companies from Alternative Solutions, LLC. The closing of the transaction is subject to the satisfaction of a number of conditions including our ability to raise cash, and as a result, there can be no assurance that we will be able to close the Oasis Acquisition. See CLS Holdings USA's filings with the SEC for additional details.

Twitter: @CLSHusa

Forward Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements relate to anticipated future events, future results of operations or future financial performance. These forward-looking statements include, but are not limited to, statements relating to whether certain transactions will be completed, the terms of such transactions, the descriptions of the companies and the business that any potential target companies could bring to CLS Holdings. In some cases, you can identify forward-looking statements by terminology such as "may," "might," "will," "should," "intends," "expects," "plans," "goals," "projects,", "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of these terms or other comparable terminology. These forward-looking statements are only predictions, are uncertain and involve substantial known and unknown risks, uncertainties and other factors which may cause our actual results, levels of activity or performance to be materially different from any future results, levels of activity or performance expressed or implied by these forward-looking statements. We cannot guarantee future results, levels of activity or performance and we cannot guaranty that the proposed transactions described in this press release will occur. You should not place undue reliance on these forward-looking statements, which speak only as of the date that they were made. These cautionary statements should be considered together with any written or oral forward-looking statements that we may issue in the future. Except as required by applicable law, we do not intend to update any of the forward-looking statements to conform these statements to reflect actual results, later events or circumstances or to reflect the occurrence of unanticipated events. CLS Holdings USA has entered into a definitive agreement to acquire Oasis Cannabis, which is expected to close in the second quarter of 2018. See CLS Holdings USA filing with the SEC for additional details.

FOR FURTHER INFORMATION PLEASE CONTACT:

Snipp - Chief Financial Officer

Jaisun Garcha

investors@snipp.com

CLS - Chairman and CEO

Jeff Binder

jeff@clsholdingsinc.com

Investors:

Hayden IR

CLSH@haydenir.com